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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
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                           JEVIC TRANSPORTATION, INC.
                            (Name of Subject Company)

                           JEVIC TRANSPORTATION, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    47719P107
                      (CUSIP Number of Class of Securities)
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                              HARRY J. MUHLSCHLEGEL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                 600 CREEK ROAD
                            DELANCO, NEW JERSEY 08075
                                 (609) 461-7111
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                 With a copy to:
                             BARRY M. ABELSON, ESQ.
                             ROBERT A. FRIEDEL, ESQ.
                               PEPPER HAMILTON LLP
                              3000 TWO LOGAN SQUARE
                             PHILADELPHIA, PA 19103
                                 (215) 981-4000
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     This Amendment No. 2 to Schedule 14D-9 amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by Jevic Transportation, Inc. (the "Company") on June 9, 1999, as amended by Amendment No. 1 to Schedule 14D-9 filed on June 18, 1999, relating to the offer by JPF Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of Yellow Corporation, for all of the outstanding shares of Common Stock, no par value, and Class A Common Stock, no par value, of the Company (collectively, the "Shares"), at a price of $14.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 9, 1999 and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     The Company has received notice of the early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer. The expiration of termination of all waiting periods under the HSR Act is a condition to the Offer, and such condition has now been satisfied.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1999                    JEVIC TRANSPORTATION, INC.

                                        By:  /s/ Harry J. Muhlschlegel
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                                             Harry J. Muhlschlegel
                                             Chairman of the Board and
                                             Chief Executive Officer



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